UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

EXAR CORPORATION

(Name of Subject Company)

EXAR CORPORATION

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

300645108

(CUSIP Number of Class of Securities)

Ryan A. Benton

Chief Executive Officer

Exar Corporation

48720 Kato Road

Fremont, CA 94538

(510) 668-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With Copies to:

Jorge A. del Calvo

James J. Masetti

Gurpreet S. Bal

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, California 94304

(650) 233-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) originally filed by Exar Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on April 13, 2017, relating to the tender offer by Eagle Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a direct wholly owned subsidiary of MaxLinear, Inc., a Delaware corporation (“MaxLinear”) , to purchase for cash all of the outstanding Common Shares at a price of $13.00 per share, without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 13, 2017, and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by MaxLinear and Purchaser with the SEC on April 13, 2017.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8.	Additional Information

I.	Item 8 of the Schedule 14D-9 is hereby amended by:

(1)	Inserting the following paragraph immediately following the last paragraph under the heading “U.S. Antitrust Compliance” on page 57 thereof as follows:

“On April 19, 2017, Exar received notice from the FTC granting early termination of the waiting period under the HSR Act in connection with Parent’s proposed acquisition of Exar. Termination of the waiting period satisfies one of the conditions required to consummate the Offer. The Offer remains subject to the remaining conditions set forth in the Offer to Purchase.”

(2)	Inserting the following heading and paragraph immediately preceding the heading “Annual and Quarterly Reports” on page 57 thereof as follows:

“Legal Proceedings

On April 18, 2017, The Vladimir Gusinsky Revocable. Trust, which alleges that it owns 110 shares of common stock in Exar, filed a complaint in the United States District Court for the Northern District of California against Exar, its board of directors, MaxLinear and Purchaser, captioned The Vladimir Gusinsky Rev. Trust v. Exar Corp. et al., No. C-17-2150-SI (N.D. Cal.). The complaint alleges that the Merger Agreement provides inadequate consideration to Exar’s stockholders, contains deal protection provisions that will unduly deter competing offers for Exar, and will provide substantial monetary benefits to certain of Exar’s directors and officers. The complaint also alleges that the Schedule 14D-9 omits material information about the financial projections and analyses on which Cowen based its fairness opinion, about potential conflicts of interest of Exar’s officers and directors, and about the process that led to the Merger Agreement. Based on these allegations, the complaint asserts putative class claims under section 14(e) of the Securities Exchange Act of 1934 against all defendants (Count I), under section 14(d) of the Exchange Act and SEC Rule 14d-9 against all defendants (Count II), and under section 20(a) of the Act against the individual defendants and MaxLinear (Count III). The complaint seeks certification of a class; an injunctions barring the merger or, if defendants enter into the merger, an order rescinding it or awarding rescissory damages; declaratory relief; and plaintiff’s costs, including attorneys’ fees and experts’ fees. Exar and its directors have waived service of summons and entered appearances in the action. Additional similar lawsuits may be filed in the future.

Exar and MaxLinear intend to vigorously defend against this and any subsequently filed similar actions.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXAR CORPORATION

By:	/s/ Ryan Benton
Name:	Ryan Benton, Chief Executive Officer

Dated: April 24, 2017